SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35405

Deregistration under Section 8(f) of the Investment Company Act of 1940

November 29, 2024

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC")

ACTION:  Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2024. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on December 24, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

**Aquila Municipal Trust [File No. 811-04503]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MainStay Funds Trust, and on July 19, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $2,010,479 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser.

Filing Dates: The application was filed on September 27, 2024 and amended on November 14, 2024.

Applicant's Address: 120 West 45th Street, Suite 3600, New York, New York 10036.

**BCM Focus Funds [File No. 811-23833]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 11, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $7,500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 4, 2024.

Applicant's Address: Bares Capital Management, Inc., 12600 Hill Country Boulevard, Suite 230, Austin, Texas 78738.

**Cohen & Steers Alternative Income Fund, Inc. [File No. 811-21668]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $24,539 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 31, 2024.

Applicant's Address: 1166 Avenue of the Americas, 30th Floor, New York, New York 10036.

### Cook & Bynum Funds Trust [File No. 811-22282]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to The Cook & Bynum Fund, a series of World Funds Trust, and on October 4, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $102,908.87 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 4, 2024.

Applicant's Address: 2830 Cahaba Road, Birmingham, Alabama 35233.

### GL Beyond Income Fund [File No. 811-22616]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 23, 2024, and November 12, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $130,151 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on November 13, 2024.

Applicant's Address: c/o Mutual Shareholder Services, LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

**J. Matthew DeLesDernier,**

*Deputy Secretary.*